      Filed by Pioneer Natural Resources Company
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Evergreen Resources, Inc.
Commission File No. 001-13171

     On May 4, 2004, Pioneer Natural Resources Company (“Pioneer”) and Evergreen Resources, Inc. (“Evergreen”) announced that their boards of directors have approved a strategic merger in which Evergreen will become a subsidiary of Pioneer and Evergreen shareholders will receive new shares of Pioneer common stock and cash. Set forth below are (i) a transcript of the first quarter earnings webcast conference call held by Pioneer on May 7, 2004, and (ii) slides presented at the same earnings webcast conference call.

Legal Information

     This filing contains forward-looking statements that are made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995, particularly those statements regarding the effects of the proposed merger and those preceded by, followed by or that otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “estimates,” or similar expressions. Forward-looking statements relating to expectations about future results or events are based upon information available to Pioneer and Evergreen as of today’s date, and neither Pioneer nor Evergreen assumes any obligations to update any of these statements. The forward-looking statements are not guarantees of the future performance of Pioneer, Evergreen or the combined company, and actual results may vary materially from the results and expectations discussed. For instance, although Pioneer and Evergreen have signed an agreement for a subsidiary of Pioneer to merge with Evergreen, there is no assurance that they will complete the proposed merger. The merger agreement will terminate if the companies do not receive necessary approval of each of Pioneer’s and Evergreen’s stockholders or government approvals or fail to satisfy conditions to closing. Additional risks and uncertainties related to the proposed merger include, but are not limited to, conditions in the financial markets relevant to the proposed merger, the successful integration of Evergreen into Pioneer’s business, and each company’s ability to compete in the highly competitive oil and gas exploration and production industry. The revenues, earnings and business prospects of Pioneer and the combined company and their ability to achieve planned business objectives will be subject to a number of risks and uncertainties. These risks and uncertainties include, among other things, volatility of oil and gas prices, product supply and demand, competition, government regulation or action, foreign currency valuation changes, foreign government tax and regulation changes, litigation, the costs and results of drilling and operations, Pioneer’s ability to replace reserves, implement its business plans, or complete its development projects as scheduled, access to and cost of capital, uncertainties about estimates of reserves, quality of technical data, environmental and weather risks, acts of war or terrorism. These and other risks are identified from time to time in Pioneer’s SEC reports and public announcements.

     The proposed merger will be submitted to each of Pioneer’s and Evergreen’s stockholders for their consideration, and Pioneer will file with the SEC a registration statement containing the joint proxy statement—prospectus to be used by Pioneer to solicit approval of its stockholders to issue additional stock in the merger and to be used by Evergreen to solicit the approval of its stockholders for the proposed merger. Pioneer will also file other documents concerning the proposed merger. You are urged to read the registration statement and the joint proxy statement—prospectus regarding the proposed merger when they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the joint proxy statement—prospectus including the registration statement, as well as other filings containing information about Pioneer at the SEC’s Internet Site (http://www.sec.gov). Copies of the joint proxy statement—prospectus can also be obtained without charge, by directing a request to: Pioneer Natural Resources Company, Susan Spratlen, 5205 N. O’Connor Blvd., Suite 900, Irving, Texas 75039, or via telephone at 972-969-3583.

     Pioneer and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Pioneer in connection with the proposed merger. Evergreen and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Evergreen in connection with the proposed merger. Additional information regarding the interests of those participants may be obtained by reading the joint proxy statement—prospectus regarding the proposed merger when it becomes available.

PIONEER NATURAL RESOURCES COMPANY FIRST QUARTER EARNINGS CALL

     SPEAKER NO. 1: Welcome to today’s Pioneer Natural Resources’ First Quarter Earnings call. Pioneer has prepared PowerPoint slides to supplement their comments today. These slides can be accessed over the internet at www.pioneernrc.com. Again, the internet site to access the slides related to today’s call is www.pioneernrc.com. At the website, select investor, then select investor presentation.

     The company’s comments today will include forward-looking statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. These statements and the business prospects of Pioneer are subject to a number of risks and uncertainties that may cause actual results in future periods to differ materially from the forward-looking statements. These risks and uncertainties are described in the last paragraph of Pioneer’s news release, on page 2 of the slide presentation, and in the most recent public filings on forms 10-Q and 10-K made with the Securities and Exchange Commission. Today’s conference will be recorded.

     At this time, for opening remarks and introductions, I would like to turn the call over to Pioneer’s Chairman and Chief Executive Officer, Mr. Scott Sheffield.

     Please go ahead, sir.

     MR. SHEFFIELD: Thank you. Good morning. We appreciate everybody taking the time this morning to talk about our first quarter, and we’ll also update as we did last Tuesday on our recent strategic merger with Evergreen, but hope everybody has access to our slides.

     Starting out on page number 3, first quarter results, we did report net income of about $60 million or about 50 cents per share. Cash flow about — a little over $250 million. We did reduce debt about $100 million, improved our debt to book numbers down to about 45 percent in the first quarter. What’s more important, we did achieve record production, about 186,000 barrels a day equivalent with a 10 percent increase from fourth quarter of 2003. Of course, obviously a lot of that is coming from our Harrier field, a sub-sea tieback into our Falcon Corridor System. We had a discovery late last year in Hawa. We achieved first production on that well—one of the largest discoveries in Tunisia, a southern part of Tunisia, from the Solarian formation on our Adam concession in Tunisia.

     In addition, we discovered Goldfinger, very similar to our Triton discovery that we made over the last year. Both of those expected to be tied in late ‘05, early ‘06 into our Devils Tower facility. We were upgraded to investment grade status by both agencies, and then finally we did complete a $20 million acquisition of Spraberry assets. That makes it about $30 million over the last four months, buying in our core area, in the Spraberry Trend area adding a couple of hundred drilling locations. Going to our activity slide, commercial program, status on slide number 4, starting at the top on Alaska, we’re completing our evaluation to be completed sometime this summer. We expect to have a sanction decision by year end. Had a very successful winter drilling program in Canada, gas production is up significantly in the first quarter.

     Falcon Corridor— we expect Raptor and Tomahawk to come on during the second quarter, two subsea tiebacks back into our Falcon system. Ozona Deep, we’ll be completing negotiations with Shell and Marathon shortly and expect to potentially start drilling late this year, early next year on that — on that project. Devils Tower, I mentioned Goldfinger project already. Dominion had put out a press release already this week. We have achieved first production from Devils Tower this week from one well. The second well will be coming on in the next 30 to 45 days, and then follow a couple months later with several more wells. Tunisia, which should be spudding in the next two weeks with ENI. Our next — our first expiration project this year called the Dalia Prospect, another Solarian prospect in southern Tunisia, and then drill another well during the quarter also.

     Gabon, we completed our program there and expect to submit a plan of development with the government in June. We’re finalizing our numbers now on that project and then do expect to submit that plan of development to the government about mid June. South Africa gas, we’re still working with the National Oil company of South Africa in regard to that project. We’ll be expecting to make a decision by year end 2004. In Argentina, several positive things are obviously happening there. We continue to have tremendous success on both the oil and gas side, continue to do targets in deep gas, having a lot of success, especially tying in with the government’s program over the next 24 months to increase gas prices. We are running about 10 rigs in the U.S. and about 5 rigs in Argentina currently.

     On slide number 5, again, just an update on our announcement last Tuesday with the Evergreen merger. Obviously, the — the keys to this is building our long-lived foundation asset base by adding the Raton Basin. One of the best long-lived onshore gas platforms in North America with still over several locations that we’ll be able to continue to grow significantly over the next five years and thereafter. Adding, obviously, we’re deploying our — our cash flow from our high impact return exploration projects that we had in the deep water, obviously to make this a significant investment for Pioneer. Adding, obviously, a core area to it, we’ll continue to focus primarily in the Raton Basin. We’ll look at significantly an accelerating the activity in the Raton, especially with the — a lot of the overlap, a lot of our key personnel in our West Panhandle and in our Spraberry Trend area fields to be able to take this asset to the next position.

     Obviously, we’ll be adding and accelerating the activity in both the Uintah Basins and the Piceance and also in Canada. In addition, we’ll be — one of the benefits will be accelerating with Evergreen going into a pretty good tax paying position in 2005, 2006, we’ll be accelerating Pioneer’s NOL’s that we had at year end about $700 million. On slide number 6, the impact to Pioneer, adding about 2.4 Tcf of proved and probable reserves at about $1.22 per Mcf. On proved reserves, about $1.40 per Mcf, obviously adding about 900 Bcf of low risk probable reserves and about 2000 locations. Accretive to free flow per share in 2005 and accretive to cash flow per share in 2006. Neutral on earnings in 2005 and accretive on earnings in 2006.

     In addition, we’re increasing our North American reserves up to about 86 percent, also our gas reserves are going from about 46 percent to about 59 percent. Obviously, adding a new core area, a lot of operating efficiencies and economy to scale, as I mentioned already, with a lot of our other long-lived assets in combining a lot of the technology and also with what Evergreen has done in the Raton Basin.

     Slide number 7 essentially just reemphasizes the fact that we’re reloading our North America on-shore base with a tremendous low-risk growing asset base that we feel very comfortable about doubling over the next four years, in addition with additional upside in the Uintah and Piceance in Canada. A couple slides on the ones that are not familiar with the Evergreen store in the asset base, about 1.5 Tcf. It is 100 percent audited by Netherland & Sewell, 100 percent operated and 100 percent natural gas, current net daily production about 150 million a day. An RP ratio of about 32 years with PDP of about 20 years. Adding acreage position of about 1.8 million acres, and I’ve already mentioned that most the probable reserves about 900 Bcf are in the Raton Basin.

     Evergreen’s track record, I won’t go into detail, obviously one of the best track records in the industry on slide number 9, showing both proof reserves and production growth, and we expect this trend will continue over the next five to seven years. Obviously, a lot of future growth potential in both the Raton, 1500 undrilled locations, a lot of acres. It only takes about $30 to $40 million CAPEX to really keep production flat inside Evergreen where it’s about 550 to 600 million inside Pioneer. We feel like there’s a lot of additional upside in Piceance and Uintah; and in Canada, we’ll continue to add to those positions primarily acquiring additional acreage and accelerating the drilling activity in those areas in addition to the Raton Basin. Obviously, we’re excited about the infrastructure in regard to the services, the rigs, the fracture equipment, and we’ll continue to add to that as — as Pioneer, in regard to the ownership, adding to that equipment list.

     On — going into our proforma of both companies, adding — on slide number 11, I think the most important thing is adding reloading North America, adding a — really a key core area in the Rockies, taking our gas production proforma up to about 68 percent, reserves taking up a little over about a billion barrels or about 6.2 Tcf equivalent and extending Pioneer’s RP ratio back to about 16. Noted on the bottom there Netherland & Sewell will be auditing over 90 percent of the assets of both Pioneer as we have done with Netherland Sewell the two to three years, and then Evergreen’s been doing it for several years. Production going forward, proforma, we showed this slide just recently on Tuesday, we’re showing for 2004 about 70 to 73 million. That’s assuming, I think, about a quarter of Evergreen’s production adding to Pioneer’s production, and then 10 to 15 percent growth in 2005. We’ve continued growth going out through 2008.

     Slide number 13, really the conclusions of this transaction, it’s simply reinvesting a lot of our excess cash flow from a lot of our deep water fields into a long-lived asset base that we expect to double over the next four to five years, obviously getting a new core area of several hundred locations. We expect to continue to add to that. Balancing obviously our inventory of low risk of gas development projects with higher impact exploration and international projects long-term. A lot of additional upside, as I mentioned already, in three key basins, we’ll continue to add to those and accelerate drilling. And obviously, as I mentioned already, it is accreted to precash flow per share in 2005.

     We will be — Mark and I will be heading to the Northeast in regard to our road show starting Monday and Tuesday. Tim Dove and Kevin Collins will be heading out to the midwest and west coast so we’re hoping to see everyone there. Let me now turn it over to Tim Dove to go over the first quarter financial summary.

     MR. DOVE: Thank you, Scott. The first quarter, as Scott has already mentioned, was another record quarter for Pioneer. We reported about $60 million of net income or about 50 cents per diluted share. Importantly, our cash flow has really significantly increased with the production ramp-up we’ve seen with DCF reported for the quarter of $295 million or $2.46 per share. That’s a 41 percent increase and in the case of EBITDAX, $330 million or $2.75 per share; and this, again, is due to the incremental production from Harrier as well as additional sales from South Africa from the Sable field.

     Turning to page 15, oil and gas revenue was up about 28 percent, a product of a combination of 11 percent increase in production and significant increases in prices across the board for all of our production, natural gas all the way through all of our liquids.

     As shown on page 16, as Scott already mentioned, our daily production volumes came in above our range of guidance at 186,000 Boe per day in the first quarter, obviously very pleased about that. It is a product of excellent production performance from some of our key assets as well as incremental oil sales from South Africa and Tunisia. If you break this down, especially looking at gas, if you look at the red bar, first quarter we produced as a company, 688 million cubic feet per day. That’s broken down as follows: In the U.S., we produced 550 million cubic feet per day, up 16 percent since last quarter. In Canada we produced about 40 million cubic feet a day, and in Argentina, 98 million cubic feet a day, which is record production for Argentina summer. In addition, South African oil contributed to the increase of the blue section of the bar, up about 7,000 barrels a day from the fourth quarter.

     For the second quarter, our forecasted range is about 180 to 195,000 barrels per day, BOE per day. The top end of the range would reflect Tomahawk, Raptor and Devils Tower basically coming in as planned and contributing significantly to the quarter’s production. The bottom end of the range would be if those did not come on in the sense of issues operationally, in other words, if we didn’t get the full production plan. And it would also reflect the potential for less Sable sales and less Tunisia sales. We feel very comfortable that we’ll be within this range of production for the second quarter.

     The slide 17 shows similar information but on a geographical split. You can see the benefit we’ve seen from South African oil increasing, increasing the production there to about 14,000 Boe per day. And of course, our U.S. production, as I’ve said, has really been affected by the positive impact of the Harrier field production. On page 18, realized prices, as I already mentioned, our prices have been extremely positively impacted this quarter. In the case of natural gas, as you can see, our average North American gas price including hedges was over $5 per Mcf so that’s a fantastic result for us. But of course, we’ve also been a beneficiary of positive impact in terms of what’s happened in the oil and NGL prices as well, and those are fairly impacted positively are financial results.

     On page 19, production costs. Our production costs came in essentially in the mid part of the range, about $5.27 for Boe. As you can see here, we do have a couple of variants where our production costs are affected by natural gas prices, particularly in the area of production taxes, ad valorem and field fuel, all of which were up in this quarter — or in the first quarter, compared to the fourth, owing to the fact that natural gas prices were so strong. If you look at the second quarter, our range is $5.20 to $5.70. We’re expecting an increase in the second quarter, that’s reflective essentially due to the fact that we bring Devils Tower into the mix. Devils Tower cost basins is slightly higher than our average, and as that production ramps up, we’ll see an increase overall production cost for Boe that are forecasted.

     On slide 20, we outline various cost items. In the first quarter, our G&A was about $18 million, and it’s very customary for us to have performance related compensation costs in the first quarter, and that’s why that number was up slightly from the first quarter. We believe the run rate is more as — as depicted here for the second quarter in the neighborhood of $16 to $18 million for the second quarter. Interest costs continue to be relatively low. That’s — we’re getting the benefits here of incremental interest rates so long as we put on as well as lower debt in the quarter, and that’s offset by the fact that we’ll be producing capitalized interest now that we are putting some of these substantial projects on production. DD&A came in at about $8.07 per Boe. That’s basically in the mid-point of our range. Again, as I mentioned in the last call, reflecting the impact of our higher costs basis, Gulf of Mexico and South African production coming into the mix. The range for the second quarter that we’re putting down is $8.00 to $8.50 per Boe, again reflective of the fact that we’re going to be putting Tomahawk and Raptor on production, again, relatively higher cost basis projects in the deep water. If you — if you look at our cash tax results in the first quarter, we paid about $6 million. That’s at the high end of the range mostly because of taxes we’re paying in Tunisia, reflective of high — high oil prices particularly.

     Turning now to page 21, as we outline in our guidance, we expect exploration and abandonment to come in at the higher end of the range. We reported a total of $81 million for the quarter. If you look down through the list of items here, there’s a couple of numbers that jump out. Number 1, in the case of the U.S., dry holes. This is — the $37 million you see on page 21 is really reflective of two wells; our dry holes in Juneau and Myrtle Beach. In the case of G&G, the G&G $16 million is attributable to a great extent to incremental seismic investments we’ve made in both the Gulf of Mexico and Alaska and elsewhere, so it’s a significant amount of the total. So for a total G&G expense of 22 million, 15 of that is seismic, in other words, investment in the future.

     As to the second quarter, we’re outlining a range which is more along the lines of our normal range, say $25 to $50 million. The results of various wells being drilled will affect that, but we also know we’re going to be having some seismic expenditures in Argentina and elsewhere and that will — that will be considered in that range.

     Turning to page 22, cost incurred, we had 164 million of cost incurred, including the — the exploration expenditures, I mentioned is shown there, $102 million in the blue, mostly again related to the fact we have a pretty active deep water exploration program in the quarter.

     Looking then to page 23, long-term debt. Our debt obviously is something that’s an area of focus. We have continued to pare away debt. We’ve moved it down to about 100 million, which we’re very pleased about. With the EBITAX run rate I mentioned or EBITAX run rate we showed in the quarter, we have a run rate today of over $1.3 billion of annual basis, and considering the fact we’re just putting Devils Tower on and we’re going to put the two wells and Falcon system on, our — our debt reduction should be really substantial as we get through the rest of this year. But $100 million is a substantial drop from this quarter, and we’re very pleased about that, and it puts our debt to book number about 45 percent at the end of the first quarter.

     On page 24 is a listing of our hedge positions. I should note that in relation to the call we made Tuesday where we outlined various hedges that we planned to put on both with regard to our own production and with regard to

Evergreen’s, the hedging relating to those activities has now been completed. What you see here is a listing of Pioneer’s hedges, both on oil and gas. We added hedges on oil in both 2004 and 2005, about 10,000 barrels a day. In the case of 2004, those hedges were struck at about $36. In 2005, they were struck at about $33, so we’re very pleased to have completed that.

     On the gas front, we have filled out the amount of hedging we need to do, we feel like, to ensure that in relation to the Evergreen transaction, we’ll meet our debt reduction targets, and that has pushed our percentages of gas hedged up as shown on page 24 to about 45 percent for this year, the balance of this year, and about 30 percent next year. The incremental hedges were struck in 2004 over $6, and for 2005, about $5.60. As I mentioned, Evergreen has completed the hedging program we mentioned in our call Tuesday to the extent that now they have 75 percent of their gas hedged, both for the balance of this year and for 2005. So we think that puts us in good stead to essentially guarantee the ability to reduce debt down to our target levels in relation to the Evergreen transaction.

     As usual, we have included supplemental information on slides 27 to 32, in which we cover the non-GAAP financial measures as well as the impact of a terminated commodity and interest rate swaps then our oil and gas differentials and tax program.

     And with that, I’ll pass it back to Scott.

     MR. SHEFFIELD: Thank you, Tim. Again, in summary, another tremendous quarter for Pioneer. Obviously, based on Tuesday’s call, we’re very excited about the strategic merger, looking forward to completing it over the next three to four months to the necessary integration and take it to the next level.

     We will now open it up for Q&A session.

     SPEAKER NO. 1: Thank you, sir. The question and answer session will be conducted electronically. If you would like to ask a question today, you can do so by pressing the star key followed by the digit one on your touch tone telephone. If you are using a speaker phone, please make sure your mute function is turned off to allow your signal to reach our equipment. Again, if you’d like to ask a question today, you can do so by pressing star one on your touch tone telephone. If you find that your question has been answered, you may remove yourself from the queue by pressing the pound key. We’ll pause for just a moment to give everyone an opportunity to signal us for questions.

     And we’ll take our first question from Brion Rischidt from Freidman Billing.

     MR. RASHID: Good morning, Scott. How are you?

     MR. SHEFFIELD: Brion, how you doing?

     MR. RASHID: Good. Just for those who don’t really understand Evergreen assets fully and just some concerns and questions. What — you do say that there’s enough of an upside from a probable standpoint. Could you maybe just give us a brief update and review of how Evergreen has gone about developing this asset base, meaning if I’m concerned about the fact that the asset base, the sweet spots have already been drilled; and going forward, how much comfort should I have with the probable portion of the reserves acquired?

     MR. SHEFFIELD: Yeah. The — as I mentioned, there’s about 900 Bcf of probables, and one of the — the critical things, the probables in this area are probably as close to proved undeveloped developed as you can get. Generally, in most cases, we — most probables are risked by about 50 percent. There’s a much greater chance obviously, and these are just two step-out locations, but under the Society of Engineers guidelines, you just can’t book in regard to as proved undeveloped developed. Evergreen over the last couple years has stepped out and trying to define the boundaries, and a lot of this is — is in-field of drilling. So you’ll be seeing a tremendous shift from probables to PUDs to proved reserves over the next three to five years. And we’re looking seriously at accelerating the activity up from about a 200 well in the Raton Basin to a — to a higher level. It will mean adding additional equipment in that area and integrating several of our key employees both in our West Panhandle and our Spraberry Trend area fields.

     MR. RISCHIDT: Okay. Good. Currently, you had mentioned that all of Evergreen’s production goes to the mid continent side, as you double production over the next four to five years, is there enough capacity to still bring increase back to Mid continent so we don’t suffer the Rockies differential, or will the increase partially or quite a bit would have to go to the mid — Rockies side?

     MR. SHEFFIELD: Yeah. There is remaining capacity in existing line, and Evergreen has been in negotiations with the Transporter to expand that along with the other two players in the Raton Basin, so we see no issues, and we’ll continue to get Mid continent pricing with our expansion program.

     MR. Rashid: And one last quick question on the decline rates for the DCBM projects from Evergreen’s assets. Is it accelerating, is it going along just in terms of how Evergreen had envisioned it? Any thoughts on that front?

     MR. SHEFFIELD: Yeah. I think one of the interesting things that we’ve seen with the in-field drilling, we’re actually — that they’ve conducted over the last two years and — looking at some of the decline curves, they’re really — some of the offsetting wells were declining, and actually they began increasing. So we’re actually, as you drill the fifth, sixth, seventh wells in a lot of these key areas, we’re actually seeing the older production increase, which is very significant.

     MR. Rashid: Okay.

     MR. SHEFFIELD: So it’s still very typical of coal bed methane type plays.

     MR. Rashid: Gotcha. Thanks.

     Moderator: Thank you. We’ll take our next question from Phil Pace from Credit Suisse.

     MR. PACE: Thanks, Scott. Very good quarter.

     MR. SHEFFIELD: Yeah. Phil, how are you? Oh, thanks.

     MR. TATE: Are there — could you talk a little bit about permitting challenges out in the Raton? Is it an issue of — of be a lamb or the forest service, and — and do you think there’s infrastructure in place to accommodate the increased level of drilling, and how much higher do you have to take that on an annual basis to hit that doubling by 2008?

     MR. SHEFFIELD: Yeah. I think Evergreen was pretty much on a schedule to double it, and that’s numbers we’re going with, and we hope to accelerate that over and above what we’re stating. And the infrastructure, I think the key that has lacked Evergreen has not really been the permitting in the Raton because most of the assets are on private sea land. They don’t have the issues they’re having in the Uintah and Piceance Powder River areas. I think as we accelerate the activity in the Uintah and Piceance, those are some issues we have to deal with in regard to the permitting there, but in the Raton, it’s not really an issue. So it’s been streamlined pretty much on private sea land. I think their only big issue really has been people, and as I mentioned on the call Tuesday, in fact, and talking to Mark recently, they’re having job fairs, you know, in Midland next week that they had scheduled over the last two or three months just to be able to hire people up from the West Texas area up into — bring them up to Trinidad.

That’s been the biggest issue, but we think with our offices in Hugoton, West Panhandle and Spraberry that Danny Kellum who runs all of our north — U.S. — I mean, our U.S. assets, already had several e-mails from employees wanting to relocate up to Trinidad.

     MR. TATE: Interesting. That’s very helpful. Thanks, Scott.

     MR. SHEFFIELD: Okay. Phil, thanks.

     SPEAKER NO. 1: And we’ll take our next question from Mark Meyer from Simmons & Company.

     MR. MEYER: Good morning, Scott. It’s Mark Meyer from Simmons.

     MR. SHEFFIELD: Yeah. How are you doing?

     MR. MAYER: A question about Falcon Corridor. Can you break out the Falcon component where it is now versus perhaps last quarter?

     MR. SHEFFIELD: You know, Harrier is, you know — you know, making over 100 million a day so, you know, so you just take — you know, we’re producing about, you know, 275, 280 gross. We do have royalty that we’re paying based on the price on some of our projects. Falcon, we do pay royalty on; Harrier, we do not. And we’ll be paying royalty on the coming two projects coming on, so I don’t have the exact net number, but it’s pretty flat production.

     MR. MEYER: Okay. A question about Gabon. You eluded to a development plan filing in June. Can you give us an idea or a reminder of what kind of scale we’re talking about?

     MR. SHEFFIELD: Yeah. The — I pretty much mentioned in our last call that we’ll be going into — over the next two weeks, we’re recommending it to our board; and by late May, early June, we’ll be making a press release about the size, production numbers, timing at that point in time, Mark.

     MR. MEYER: Okay. Last question. Wondering if you could comment on the prospects for maybe an increase in Argentina gas prices.

     MR. SHEFFIELD: Yeah. There’s been a lot of lot of press about that. There is a shortage going on in regard to lack of gas supply in Argentina. We’ve been preparing for the last two years for this event. We’ve been very actively drilling and expanding and should be hitting, this winter, we’re going into their winter now, record gas production. We’re expanding our plant, and I’m very optimistic that the government will be starting gas prices sometime in May or June, increases. It will occur faster with the industrial, which represents about half our gas, and will be slower on residential. That will take a little bit longer, but the government’s going to have to do it. They recognize that based on the lack of investment and the need to encourage gas investments.

     MR. MEYER: I’m sorry, Scott. Did you say they’re going to start to study it in May or June?

     MR. SHEFFIELD: No. They’ve already announced price increases. They’re going through the last governmental steps in regard to hearings.

     MR. MEYER: Okay.

     MR. SHEFFIELD: But they’ll be — their recent announcement the last 30 days has been to start in May or June.

     MR. MEYER: Great. Thank you.

     SPEAKER NO. 1: Thank you. We’ll take our next question from John Wolf with Wachovia Securities.

     MR. WOLF: Hey, Scott.

     MR. SHEFFIELD: John, how are you doing?

     MR. WOLF: Good. You’ve answered most of mine. Just — it just seems like the problem with Evergreen having taking down guidance again today is more related to Northern Rockies and Canada. Do you have a sense of is it a permitting issue? Is it getting equipment? There’s a lot of PUDs and a lot of easy growth it seems like, but just not getting to it quick enough?

     MR. SHEFFIELD: Yeah. You know, this was, you know, Evergreen, Mark’s first company acquisition. And they pretty much had a plan, I think, when they announced, and the reserves are still there. I think the — as you bring on new employees that are working new areas like we’ve done over the last several years, you give your best estimates, and the reason that they revised is basically the wells are drilled, they’re just not hooked up yet. So it’s not estimating the appropriate time in regard to hooking up transportation, is one of the major reasons.

     MR. WOLF: Got it. Okay. That helps.

     Moderator: Thank you. And from Hibernia, we have David Heikkinen.

     MR. HEIKKINEN: Good morning, guys. Just going through the target on doubling overall production on Evergreen, your growth targets for the Pioneer base assets would be what over that same time frame?

     MR. SHEFFIELD: We’ve given out a range of estimates, David, 0 to 10 percent and through 2008, and a lot of it obviously is the commercialization of — of Alaska and several of our projects that will be occurring in 2007 and 2008, which will greatly affect our — Pioneer’s production, especially in 2008. In addition, depending on what we had done with other expirations excesses and about a billion, you know, five of excess cash flow during that time frame. We felt very comfortable, you know, more toward the 10 percent depending on what happened with that acquisition.

     MR. HEIKKINEN: Okay.

     MR. SHEFFIELD: We just paid down debt, bought back stock. Production would be more toward the flat range until we bring on some of our projects in 2007 and 2008.

     MR. HEIKKINEN: And then on the Evergreen probables, it sounds like the target is really in the Raton Basin. Do you have a breakdown of the probables and additional production in each one of the basins in that target?

     MR. SHEFFIELD: Yeah. Right now we’ve given very little value to probables in the other three basins that we think there’s a lot of additional upside in those areas, and 96 percent of the probables are in the Raton Basin.

     MR. HEIKKINEN: That’s what it looks like.

     MR. SHEFFIELD: And they have — we’ve been working very closely with Netherland, Sewell too, and those have also been looked at by Netherland, Sewell.

     MR. HEIKKINEN: And really doubling their production, that’s primarily target in the Raton as well taking that 50 Bcf this year to 100 Bcf over the next eight years?

     MR. SHEFFIELD: I say mostly growth will be in the Raton. Some of the growth obviously coming from the other three basins.

     MR. HEIKKINEN: Okay. So really the execution problems that Evergreen has had has completely been highlighted in Uintah/Piceance in Canada, and that really isn’t the — the reason — or the primary driver for your transaction?

     MR. SHEFFIELD: That’s right.

     MR. HEIKKINEN: Okay. I think everything else has been answered. Thank you.

     MR. SHEFFIELD: Okay. David, thanks.

     MODERATOR: Thank you. And we’ll now go to Sven Del Pazzo with John S.#038; Herold.

     MR. DEL PAZZO: Hello.

     MR. SHEFFIELD: How are you doing?

     MR. DEL PAZZO: Good. How are you? Yeah. Just in reference to the increase in LOE’s due to Devil’s Tower, I guess I was just kind of surprised and I thought the sheer side of that prospect would bring the denominator and the unit, LOE calculation down, and so could you just explain to me why that’s increasing?

     MR. SHEFFIELD: Yeah. If you recall the infrastructure, the spar that’s out there is not owned by Dominion and ourselves, and so we have a throughput agreement with Williams. So instead of us financing ourselves or actually owning the infrastructure, we all flow to that to another company and put it up for bid, and Williams actually owns the infrastructure. So for several years, we’re paying a throughput agreement, which is being charged to operating costs.

     MR. Del PAzzo: Okay.

     MR. SHEFFIELD: Is the main reason.

     MR. DELPADO: Okay. And in reference to the 55 percent increase in gas prices at the wellhead in Argentina, you feel that that increase in cost can be fully borne by the large industrial and large commercial consumers in Argentina?

     MR. SHEFFIELD: Yeah. Our prices have only increased over the last several months due to the stripping out of the liquids, so you were getting somewhere around $1.10 to $1.20 when you strip out the liquids. A lot of our gas is very rich, so the residual gas has not really increased yet, and we expect sometime, our summer or their winter, to start decreasing, and it’s expected over the next two to three years to get back up to, you know, somewhere between $1.30 and $1.50 per residue and somewhere close to $2.00 on netbacks, liquids.

     MR. Del Pazzo: Okay. And I guess just on a forward-looking basis, will those large — the people — the end users who are going to foot the bill for this increase in price, do you feel that they should be able to pay that amount, the full increase?

     MR. SHEFFIELD: Yeah. That’s why the industrial — the industrial sector, and Argentina’s a country that imported, you know, 90 percent of their products; and now with the much lower cost of labor as compared to other economies around the world, that they’re building their own factories. Gas demand is up significantly, so the — and that’s why the industrial obviously are profiting from the very low, one of the lowest energy costs in the world today, and so their margins are huge and so obviously there’s room there. On the residential side, a lot of our employees down there are saying — are paying 10 to $15 a month for, you know, electricity. So it’s very cheap, but the government has a program to escalate that over a longer period of time, and our — and most companies, about 50 percent going to residential and about 50 percent to industrial.

     MR. Del Pazzo: Okay. And my very last question. I’m a little bit late on this one, but Ozona Deep, now what — what was the main thing that changed it from being in a re-evaluation phase to now being a commercial project?

     MR. SHEFFIELD: It’s always been commercial, and there’s only one infrastructure in the area, and we’ve been negotiating for six months with Shell, which has additional capacity and the auger platform in 2006, 2007, which is when we expect it to bring on. So it’s really just complete our negotiations and get the — re-enter the well and get it drilled and tied in, so it’s just timing of the negotiations with Shell.

     MR. DELPAZZO: Okay. Thank you.

     MR. SHEFFIELD: Okay. Any other questions before we end our call?

     MODERATOR: Yes, sir. We do have the next question from Loomis Sales, and it is John Zaehringer.

     MR. ZAEHRINGER: Sure.

     MR. SHEFFIELD: Yes, John.

     MR. ZAEHRINGER: You’ve got negative outlook from both the agencies after you announced the Evergreen deals. You mentioned that you’re going to throw off a lot of free cash flow go to, I guess equipment or maintenance levels of CAPEX. Do you really intend to do that, and do the agencies sort of want you to do that? Have you had a discussion with them on a kind of a free cash flow, debt pay down parameters with — take the negative outlooks off and —

     MR. SHEFFIELD: Oh, yes. I can promise you if it doesn’t happen, I’ll be probably terminated by our board of directors, and I’ve also committed both to the board and to the rating agencies that it’s going to happen. That’s the reason we put on the aggressive hedging of and have already completed the program. So Tim and I stated on Tuesday’s call that by the end of ’05, we want to be a mid investment grade company.

     MR. ZAEHRINGER: Let me come back to you on this. Are you going to be at maintenance level with CAPEX over the forseeable future? I mean, are you cutting Evergreen down to 30 or 40 million dollars of CAPEX and Raton? I mean, you guys are going to (inaudible) 500, 550, whatever maintenance —

     MR. SHEFFIELD: No. I think it’s probably the most asked question that we get from shareholders and potential shareholders. And — and that’s the main benefit of Pioneer and also of Evergreen is the fact that — and for some reason, we get into a low price environment. It only takes half of our cash flow right now to keep production flat. Evergreen running about 200 million a year, it only takes them about 40 million. So about 20 percent of their cash flow to keep production (inaudible), those are just important numbers that we use in modeling. That’s what — those are two unique things about these two companies. So we do not intend to actually move forward and only spend, you know, 40 million on Evergreen and 550 to 600 on Pioneer.

     MR. ZAEHRINGER: So you might save some money in the Evergreen portion since they're going to be disposing of the Forest City (inaudible) reserves?

     MR. SHEFFIELD: Actually, we think there will be a lot of excess cash flow in Evergreen over the next two years.

     MR. ZAEHRINGER: And — but you’re going to basically — you currently have a fairly unaggressive CAPEX target for this year. Would you expect that — Pioneer organically, would you expect that number to creep up above 500, $600 million range?

     MR. SHEFFIELD: Yeah. It will — it will creep up in ’05, ’06 simply due to the commercialization of projects like Ozona Deep and Gabon, South Africa Gas, projects like that. It will creep up some.

     MR. ZAEHRINGER: Okay. So bottom line is you’re not going to starve your capital spending program in order to — or you don’t have to starve your capital spending program in order to do the debt pay down that the agencies are looking for?

     MR. SHEFFIELD: That’s right. That’s right.

     MR. ZAEHRINGER: And you think — and you think you can cut debt by $600 million by the end of 2005?

     MR. SHEFFIELD: Oh, yeah. I think that will — very easy. You know, you’ll realize already we’re paying down 100 million debt first quarter, so the modeling we’ve given the market, you know, doesn’t include that. We’ll pay down hopefully something similar between 50 and 100 million second quarter. Even before we close the transaction, we expect our debt to be down probably, you know, 250, you know, by end of September from year end. You know, we’ve already achieved 100 of it, so we’ll be down 250 from year end ’03 before we even close the transaction.

     MR. ZAEHRINGER: Okay. And you’re including that in the $600 million figure?

     MR. SHEFFIELD: Oh, yeah. Obviously, yeah.

     MR. ZAEHRINGER: Okay. Thank you very much. Very helpful, appreciate your answer.

     MR. SHEFFIELD: Okay. Thank you.

     MODERATOR: Thank you. We’ll take our next question from Larry Benedetto with Howard Weil.

     MR. BENEDETTO: Scott, could you give us a post-mortem on Thunderhawk?

     MR. SHEFFIELD: Yes. I think I can’t say anything more than — you know, I guess Spinnaker had the press release, and I think we have to stick with what is in that press release, and we’ll be making the decision on sidetracking early next week.

     MR. BENEDETTO: Would the upper sands -were with the oil or the gas, or do you know at this point?

     MR. SHEFFIELD: I can’t say anything more than their press release. We were not going to put one out.

     MR. BENEDETTO: Okay.

     MR. SHEFFIELD: So whatsoever’s in their press release is really all the information that can be given out at this time.

     MR. BENEDETTO: And do you have any other deep water wells plan for the quarter?

     MR. SHEFFIELD: We did mention on the activity slide that we have come out with some more prospects in our Falcon area, and we expect to spud it could be the second half of the year. So it won’t be in the second quarter because we’re already halfway through it, but we expect to drill one to three wells in Falcon Corridor sometime during the second half of 2004.

     MR. BENEDETTO: And do you have a total well cost at Thunderhawk?

     MR. SHEFFIELD: No, I do not.

     MR. BENEDETTO: Okay. Thank you.

     MR. SHEFFIELD: Thanks, Larry.

     MODERATOR: Thank you. And we’ll take our next question from Rehan Rashid.

     MR. RASHID: Scott, on the exploration front, now that you’ve got this great stable cash flow base, do you envision any changes to the exploration program, more areas, more risk? Going forward, are you happy with the way exploration side of your business is working?

     MR. SHEFFIELD: Yes. I think our — our three critical areas going forward, very excited about, and besides the deep water and our recent acquisition of, you know, 19 blocks there of deep water, I think most of those have been awarded now, is the — is really the North — what’s going on in the North Slope with our — our position and a lot of drilling going to be occurring next winter. In addition, on prospects, our continued expansion in southern Tunisia. Obviously, we’re looking seriously at what we can do next door in Libya. And then we did not comment on it, but, you know, getting very close to working on some several large exploration opportunities with Kosmos. We’ve been evaluating several prospects. We’re in negotiations, and should be doing some drilling with Kosmos in 2005 to 2006 on some large potential projects.

     MR. RASHID: Okay. So really a measured increase in your exploration program, nothing too radical here?

     MR. SHEFFIELD: That’s right.

     MR. RASHID: Okay. Thanks.

     MODERATOR: Okay. It appears that’s all the time we have for questions today. I’d like to turn the conference back over to Mr. Scott Sheffield for any additional or closing remarks.

     MR. SHEFFIELD: Okay. Again, if you have any other questions, please give us a call, and we’re looking forward to visiting with most of you, as I mentioned, we’re dividing up into two teams, Monday and Tuesday, during the month of May and June. We’ll be out — if we miss you, we’ll be out again during the month of May, June and July trying to see everybody we can both in U.S. and also in Europe, and looking forward to visiting with you about this transaction. Thanks.

     MODERATOR: Thank you, Mr. Sheffield. And that does conclude today’s conference. We’d like to thank everybody for their participation. You may disconnect at this time.

PIONEER NATURAL RESOURCES First Quarter Conference Call May 7, 2004

Forward-Looking Statements Except for historical information contained herein, the statements in this Presentation are forward-looking statements that are made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements, and the business prospects of Pioneer are subject to a number of risks and uncertainties which may cause the Company's actual results in future periods to differ materially from the forward-looking statements. These risks and uncertainties include, among other things, volatility of oil and gas prices, product supply and demand, competition, government regulation or action, international operations and associated international political and economic instability, litigation, the costs and results of drilling and operations, Pioneer's ability to replace reserves, implement its business plans or complete its development projects as scheduled, access to and cost of capital, uncertainties about estimates of reserves, quality of technical data, environmental and weather risks, acts of war or terrorism. These and other risks are described in Pioneer's 10-K and 10-Q Reports and other filings with the Securities and Exchange Commission. This Presentation does not constitute an offer of any securities for sale.

First Quarter Results Reported net income of $60 million, or $.50 per diluted share Reported cash flow from operations of $254 million Reduced debt $99 million and improved debt/book capitalization ratio to 45% Achieved record production with a 10% increase from fourth quarter 2003 Achieved first production from the Harrier field, a subsea tie-back to the Falcon Corridor system Achieved first production from the Hawa field on the Adam concession in Tunisia Discovered Goldfinger, a satellite to Devils Tower field in Deepwater GOM Upgraded to Investment Grade status by S&P and Moody's Completed $20 million acquisition of Spraberry assets in April

Alaska Oooguruk economic evaluation ongoing, Sanction decision by year end Active Drilling & Commercialization Program Tunisia Expect to drill 2 wells during the 2nd quarter Onshore Development US - Running 10 rigs Argentina - Running 5 rigs Ozona Deep Negotiating tie-back to nearby facilities Canada Successful winter program Falcon Corridor Expect first production from Raptor and Tomahawk during the 2nd quarter, Expect to drill 1 to 3 wells during the second half of 2004 Gabon Expect to submit plan of development to government in June Devils Tower Announced Goldfinger discovery, Achieved first production from Devils Tower in early May South Africa Evaluating commerciality of gas Neuquen Basin Oil and gas prospects currently drilling, Acquiring additional seismic in the area

Moderate low-risk growth from onshore, long-lived foundation assets Lower maintenance capital needed to preserve stable production and reserve base Deploy portion of free cash flow to high- impact, high-return exploration and acquisitions Harvest portion of cash flow from exploration successes to rebalance portfolio with additional long-lived assets Grow through consolidation of core areas Strengthen expertise and improve ability to leverage other plays Evergreen Merger Best long-lived onshore gas platform in North America with excellent growth potential Maintenance capital requirements among lowest in upstream sector Exceptional full cycle economics provide strong free cash flow available for reinvestment Reserve profile strongly complements diversified portfolio foundation Substantial Rockies acreage position in key growth basins with significant consolidation potential Preeminent CBM platform providing ability to leverage expertise with Statistic plays Fracture simulation technology Lower pressure gas gathering systems Pioneer Strategy Evergreen Model Strategic Implications

Adds 2.4 TCFE of proved and probable North America gas reserves at acquisition cost plus future development costs of $1.22 per MCFE Adds 1.5 TCFE of proved reserves at an acquisition finding cost of $1.40 per MCFE Adds ~900 BCFE of low-risk probable reserves Adds 2,000+ low-risk drilling locations in new core area Adds eight years of low-risk production growth from current drilling locations Accretive to free cash flow per share in 2005 Increases North America reserves from 81% to 86% Increases natural gas reserves from 46% to 59% Creates new core area onshore U.S. Creates operating efficiencies and economies of scale Provides Denver office to access Rockies opportunities Enhances Canadian asset portfolio Impact to Pioneer

2004 2007 2010 Base 121 120 122 116 113 111 109 New Base 0 25 30 35 42 50 60 Offsh/Intl 88 90 88 91 95 98 100 Exploration 8 30 25 60 2004 2007 2010 Base 121 120 122 116 113 111 109 New Base 0 25 30 35 42 50 60 Offsh/Intl 88 90 88 91 95 98 100 Exploration 8 30 25 60 Lower-risk onshore base Medium-risk offshore & international w/commercialization Higher-risk exploration Rockies added to low-risk onshore base Over time, production profile shifts to more risky projects Rebalances production profile adding low- risk growth to base Reloading Lower-Risk Onshore Base (MBOE/D)

New Development Properties Legacy Property Exploration Projects Evergreen Asset Base Proved reserves 1.5 TCFE % operated ~100% % natural gas ~100% % North America 100% 2003 net average production 127 MMCFE/D Current net daily production 150 MMCFE/D R/P ratio 32 years PDP R/P ratio 20 years Net acreage position 1.8 million Probable reserves (96% Raton) ~ 900 BCFE Identified drilling locations 1,500+

Evergreen Historical Growth Proved Reserves 1998 1999 2000 2001 2002 2003 Oil 404.9 559.4 874.5 1050.6 1238.8 1494.8 % PUD 40.0% 40.2% 37.8% 34.9% 35.8% 38.3% 5-year CAGR = 30% Production 1998 1999 2000 2001 2002 2003 Oil 27.5 37.4 53.45 84.4 106.8 127 R/P 40.4x 41.0x 44.8x 34.1x 31.8x 32.3x 5-year CAGR = 36%

Large low-risk drilling inventory in Raton Basin Less than 50% drilled ~1,500 undrilled locations Over 360,000 net acres Only $30 to $40 million CAPEX per year needed to replace production Upside value in Piceance and Uintah basins and in Canada 220,000 net acres in Piceance and Uintah 100,000 net acres in Canada 5 year average reserve replacement over 800% Industry leader in F&D cost (source: Wachovia) 5 year average F&D - $2.96 per BOE 5 year average organic F&D - $1.98 per BOE Industry's best recycle ratio (cash-on-cash return) 3 year average ? 4.4X (source: Wachovia) Future Growth Potential

Pro Forma Production & Reserves* North America Rockies Argentina Africa East 640 250 125 24 Pro Forma Reserve Split 12/31/03 Pro Forma Production Split 2004E 1,038 MMBOE or 6.2 TCFE of proved reserves Over 2 BBOE of unrisked net potential ~$7 billion enterprise value 86% North America 59% natural gas 16 year R/P ratio North America Rockies Argentina Africa East 53.3 11 11 3 Argentina South Africa Gabon Tunisia Alaska United States Canada. *NSA audited over 90% of combined reserves

Pro Forma Production Growth 2002 2003 2004E 2005 Oil 41.436 56.48 70 70 Range 0 0 3 11 Production from Evergreen assets expected to double by 2008 *Assumes 09/30/04 Closing Evergreen Production

Conclusions Reinvesting excess cash flow from recent exploration successes in legacy, long-lived North America gas reserves Gaining new core area with multi-year inventory for future production growth Balancing Evergreen's inventory of low-risk gas development projects with high-impact, higher-risk exploration or international projects Providing upside in Piceance and Uintah Basins and Canada Accretive to free cash flow per share in 2005

Net Income $60 $.50 Net Cash Provided by Operating Activities $254 Non-GAAP Financial Measures Discretionary Cash Flow $295 EBITDAX $330 Weighted Avg. Diluted Shares O/S 120 1st Quarter Summary (in millions, except per share data) Refer to the accompanying Supplemental Information for a reconciliation of the non-GAAP financial measures to their comparable financial measure presented in accordance with GAAP and disclosure regarding why this information is considered useful to investors. Per Diluted Share

Oil & Gas Revenue* Millions o&g Revenues Q1 Q2 Q4 99 Q1 00 Q2 00 4Q 00 1Q 01 2Q 01 3Q 01 4Q 01 1Q 02 2Q 02 3Q 02 4Q 02 1Q 03 2Q 03 3Q 03 4Q 03 1Q 04 prof 116 134.8 163 174 198 252 258 219 198 172 166 172 168 195 281 344 336 349 447 actual 36.7 39.3 Q2P Q 2 2003 $344 Q 3 2003 $336 $349 Q 4 2003 $447 Q 1 2004 *Refer to footnote (1) on slide 30

Daily Production Volumes MBOE Volumes Q1 Q2 Q2P Q3 Q3P Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 E Oil 50.407 47.76 34.8 36.6 33.16 34.85 35 33 34 34 35 34 33 34 35 31 30 31 32 32 33 44 48 Gas NGL Oil Q 2 2003 159 Q 3 2003 163 104 (626 Mmcf) 23 32 Q 4 2003 168 107 (643 Mmcf) 23 33 101 (607 Mmcf) 23 44 186 Q 1 2004 Q 2 2004 E 180-195 115 (688 Mmcf) 23 48 MBOE

Volumes Q1 Q2 Q2P Q3 Q3P Q4 Q1 Q2 Q3 Q4 Q1 01 Q201 Q3 01 4Q 01 1Q 02 2Q 02 3Q 02 4Q 02 1Q 03 2Q 03 3Q 03 4Q 03 1Q 04 2Q 04 E 2002 2003 US 50.407 47.76 34.8 36.6 33.16 88.3 86.25 85 86 81 78 79 78 79 80 80 81 90 100 124 125 126 138 80.5 106.5 20 20 Argentina 27.54 26.2 24.16 24.03 23.96 22.93 22.73 26 28 25 24 27 28 21 22 20 26 19 20 26 30 27 26 7.5 11 20 10 MBOE Daily Production Volumes Q 2 2003 159 Q 3 2003 163 124 9 26 Q 4 2003 168 125 8 30 Q 1 2004 186 126 7 27 Africa Canada Argentina US 8 180-195 Q 2 2004 E 14 8 26 138

Realized Prices* * Refer to footnote (1) on slide 30 ** N. American gas price, including hedges, averaged $5.04 per Mcf during Q1 2004 Prices Oil NGL Gas Q4 99 19.09 15.76 20.4 q1 00 22.44 19 11.82 1.97x6 q2 00 22.59 18.37 15.6 2.6x6 q3 00 25.48 20.73 17.22 q400 25.48 23.13 23.1 q101 25.03 22.71 27.48 4.58x6 Q201 24.74 19.29 18.6 '3.1x6 q301 25.06 15.01 15.96 Q401 21.69 11.99 15.96 '2.66x6 Q102 23.17 10.73 14.82 2.47x6 Q203 23.58 14.58 14.88 2.48x6 Q302 21.77 14.1 13.8 2.25x6 Q402 22.96 16.08 16.5 2.75x6 Q103 25.82 22 24.36 4.06x6 Q203 24.25 17.92 24.9 4.15x6 Q303 25.35 18.71 22.26 3.71x6 Q403 26.6 19.46 21.6 3.60x6 Q104 28.31 22.55 26.4 4.40x6 Including Hedges Oil NGL Gas $24.25 $25.35 $17.92 $18.71 $4.15 $3.71 Q2 03 Q3 03 Q2 03 Q3 03 Q2 03 Q3 03 Q4 03 Q4 03 Q4 03 $26.60 $19.46 $3.60 Q1 04 Q1 04 Q1 04 $28.31 $22.21 $4.41**

Production Costs* Workovers Production Taxes Ad Valorem Taxes Field Fuel LOE Per BOE Q1 Q2 Q3 Q1 2000 Q2 2000 Q3 2000 Q4 2000 Q1 01 Q2 2001 Q3 01 Q4 01 Q1 02 Q2 02 Q3 02 Q4 02 Q1 03 Q2 03 Q3 03 Q4 03 Q1 04 Q2 04 E LOE 2.99 2.42 2.47 2.18 2.05 2.2 2.33 2.36 2.58 2.89 3.19 3.29 2.88 2.63 2.68 3.02 3.3 3.29 3.44 3.36 Field Fuel 0.45 0.81 0.96 1.46 1.54 0.9 0.6 0.51 0.49 0.65 0.63 0.7 1 0.72 0.68 0.55 0.65 3rd Party FF 0.12 0.21 0.25 0.35 0.39 Ad Valorem Taxes 0.33 0.34 0.33 0.15 0.4 0.48 0.52 0.57 0.54 0.55 0.54 0.55 0.48 0.38 0.37 0.37 0.46 Prod Taxes 0.27 0.38 0.37 0.67 0.67 0.79 0.93 1.08 0.76 0.61 0.53 0.5 0.63 0.6 0.43 0.84 0.59 0.55 0.56 0.58 Workover 0.05 0.1 0.16 0.28 0.06 0.11 0.16 0.21 0.16 0.16 0.14 0.3 0.28 0.26 0.17 0.2 0.11 0.15 0.13 0.22 5.45 Q 4 2003 Q 2 2003 $5.10 Q 3 2003 $5.04 $ .59 $ .11 $ .38 $ .72 $3.30 $ .55 $ .15 $ .68 $3.29 $ .37 $5.05 Q 1 2004 $5.27 $ .13 $ .55 $3.44 $ .37 $ .56 Q 2 2004 E $5.20-$5.70 $ .58 $ .46 $ .65 $3.36 $ .22 *Refer to footnote (1) on slide 30

Other Costs Q1 Q2 Q3 Q4 Q 1 2001 Q2 01 03 01 Q4 01 Q1 02 Q2 02 Q3 02 Q4 02 Q1 03 Q2 03 Q3 03 Q4 03 Q1 04 Q2 04 E Non-Cash Int. 3 3 3 3 3 3 0 0 0 0 0 0 0 0 0 0 0 0 Cash Int. 37 39 38 37 31 29 30 30 26 25 20 24 22 24 23 22 22 21.5 Q1 Q2 Q3 Q1 2000 Q2 2000 Q3 2000 Q4 2000 Q1 01 Q2 2001 q3 2001 Q4 2001 Q1 2002 Q2 2002 Q3 2002 Q4 2002 Q1 2003 Q2 2003 Q3 2003 Q4 2003 Q1 2004 Q2 2004 E q1 10.2 10.2 8.8 10 7 7 10 10 8 8 10 12 11 12 13 15 14 15 16 18 17 2 General & Administrative Costs Millions Interest Costs Millions Q 4 2003 $16 Q 3 2003 $15 Q 4 2003 $22 Q 3 2003 $23 Q 2 2003 Q 2 2003 $24 $14 Q 1 2004 Q 1 2004 $18 $22* *Q1 2004 capitalized interest - $1.1 Million Q 2 2004 E $20-$23 Q 2 2004 E $16-$18

Dry Hole Costs: U.S. $ 37 Africa 9 Canada 8 $54 Geological & Geophysical U.S. $ 16 Argentina 3 Canada 1 Africa 2 $22 Noncash Leasehold Abandonments Canada $ 4 U.S. 1 $5 1st Quarter 2004 Total $81 2nd Quarter 2004 Expected Range: $25 - $50 Million Exploration & Abandonments Millions

Cost Incurred Millions Acquisitions & Land Exploration Development Volumes Q1 Q2 Q2P Q3 Q3P Q4 Q1 Q2 Q3 Q4 Q1 2001 Q2 01 Q3 01 4Q 01 Q1 02 Q2 02 Q3 02 Q4 02 Q1 03 Q2 03 Q3 03 Q4 03 Q1 04 Development 50.407 47.76 34.8 36.6 33.16 88.3 50 26 30 36 58 71 51 76 75 104 76 90 78 47 83 90 56 0 0 0 Exploration 27.54 26.2 24.16 24.03 23.96 22.93 15 31 31 53 49 69 63 40 30 41 26 36 85 56 50 82 102 0 0 0 Acquisition 80.95 83.7 67.9 64.57 62.32 7.64 5 3 15 45 18 4 16 143 8 58 113 17 123 6 4 19 6 Q 2 2003 $109 $6 $56 $47 Q 3 2003 $137 $52 $83 $2 Q 4 2003 $191 $82 $90 $19 Q 1 2004 $164 $102 $56 $6

Long - Term Debt Reduction 3/31/2003 Q1 2003 9/30/2003 12/31/2003 3/31/2004 Debt 1768 1711 1621 1555 1457 Acquisition 400 55.6% $1,711 46.9% $1,555 6/30/03 12/31/03 % Debt-to-Book ($ Millions) 3/31/03 54.7% $1,768 $1,621 48.6% 9/30/03 45.3% $1,457 3/31/04

Hedge Position Through 2008 5/6/04 * Approximate, based on historical differentials to Index prices. Daily Production: Oil: Swaps: Volume (Bbl) 23,498 27,000 5,000 1,000 5,000 NYMEX Price $28.46 $27.97 $26.19 $26.00 $26.09 % of Total Liquids ~ 35% ~ 30% n/a n/a n/a Gas: Swaps: Volume (Mcf) 300,073 174,904 20,000 - - NYMEX Price* $4.35 $5.15 $4.25 $3.75 - % of N. America Gas ~ 45% ~ 30% n/a n/a - 2004 2005 2006 2008 2007

Thank You for Joining Pioneer's 1st Quarter 2004 Earnings Conference Call. We welcome your questions and comments. Please call our Investor Relations department at (972) 969-3583. News Releases and other information including a more comprehensive investor presentation are available on our web site at www.pioneernrc.com.

Pioneer Natural Resources Supplemental Information

Supplemental Non-GAAP Financial Measures EBITDAX and discretionary cash flow ("DCF") are presented herein, and reconciled to the generally accepted accounting principle ("GAAP") measures of net income and net cash provided by operating activities because of their wide acceptance by the investment community as financial indicators of a company's ability to internally fund exploration and development activities and to service or incur debt. EBITDAX and DCF should not be considered as alternatives to net income or net cash provided by operating activities, as defined by GAAP. Net income $ 60,188 Depletion, depreciation and amortization 136,499 Exploration and abandonments 80,506 Accretion of discount on asset retirement obligations 1,966 Interest expense 21,576 Income taxes 39,777 Loss on disposition of assets, net 13 Commodity hedge related amortization (11,291) Other noncash items 1,220 EBITDAX 330,454 Less: Cash interest expense (27,946) Current income taxes (7,057) Discretionary cash flow 295,451 Less: Cash operating exploration expense (1,686) Changes in operating assets and liabilities (40,135) Net cash provided by operating activities $253,630 Q1 04 (thousands)

Impact of Terminated Commodity Hedges (millions) Q1 Q2 Q3 Q4 Total 2004 Oil $ .2 $ .3 $ .3 $ .8 Gas 10.7 10.7 10.7 32.1 Total $10.9 $ 11.0 $11.0 $32.9 2005 Oil $ .1 $ .2 $ .1 $ .2 $ .6 Gas .2 .1 .2 .1 .6 Total $ .3 $ .3 $ .3 $ .3 $ 1.2 Amortization of Locked-In Gains* *Locked-in gains and losses will be recognized as increases or decreases to oil and gas revenue over the remaining original term of the commodity hedges. The above locked-in gains include amounts for which cash settlement has been deferred as follows: (i) $963 thousand of settlements payable during the remainder of 2004 and (ii) $209 thousand of settlements receivable during 2005.

Impact of Terminated Interest Rate Swap Fair Value Hedges Q1 Q2 Q3 Q4 Total Interest Reduction (Increase): 2004 $ 6.1 $ 5.5 $ 4.6 $ 16.2 2005 $ 4.3 $ 2.8 $ 2.3 $ 1.6 $ 11.0 2006 $ 1.4 $ .8 $ .7 $ .3 $ 3.2 2007 $ .1 $ ( .4) $ ( .7) $ (1.0) $ (2.0) 2008 $ ( .6) $ ( .7) $ ( .8) $ ( .9) $ (3.0) 2009 $ ( .9) $ (1.1) $ (1.1) $ (1.1) $ (4.2) 2010 $ (1.1) - - - $ (1.1) $ 20.1 Amortization of Locked-In Gains (Losses)* (Millions) * Locked-in gains (losses) on terminated interest rate swap fair value hedges are reflected in the carrying value of long-term debt and will be amortized as reductions in the case of gains, or increases in the case of losses, to interest expense over the remaining original terms of the interest rate swaps.

Gas Differentials Q1 03 Q2 03 Q3 03 Q4 03 Q1 04 NYMEX bid week average $ 6.60 $ 5.49 $ 5.10 $ 4.58 $ 5.69 NYMEX Differential before hedges U.S. $ ( .83) $ ( .37) $ ( .31) $ ( .29) $ (.37) Canada(1) $ (.18) $ (.06) $ (.34) $ (.01) $ (.48) Argentina(2) $(6.06) $(4.92) $(4.56) $(4.02) $(5.11) Total Company(1) $(1.55) $(1.10) $(1.07) $( .83) $(1.05) Realized price before hedges U.S. $ 5.77 $ 5.12 $ 4.79 $ 4.29 $ 5.32 Canada(1) $ 6.42 $ 5.43 $ 4.76 $ 4.59 $ 5.21 Argentina $ .54 $ .57 $ .54 $ .56 $ .58 Total Company(1) $ 5.05 $ 4.39 $ 4.03 $ 3.75 $ 4.64 Impact of gas price hedges per Mcf $ ( .89) $ ( .24) $ ( .32) $( .15) $ (.23) Realized price after hedges Total Company $ 4.16 $ 4.15 $ 3.71 $ 3.60 $ 4.41 (1) Canadian and Total Company financials for Q1 '03 - Q4 '03 have been changed to conform to 2004 presentations. (2) Argentine gas priced by contract, averaging between 1.0 and 1.5 Argentine pesos per Mcf.

Oil Differentials Q1 03 Q2 03 Q3 03 Q4 03 Q1 04 NYMEX calendar month average $33.70 $28.91 $30.20 $31.18 $35.15 NYMEX Differential before hedges U.S. $(2.07) $ ( .43) $ (1.10) $(2.01) $(2.43) Canada $(1.89) $(3.82) $ (1.23) $ (.44) $ (.15) South Africa(1) - - - $ (.14) $(3.34) Tunisia(1) - - $ (3.26) $(3.05) $(2.58) Argentina(2) $(5.03) $(4.84) $ (4.10) $(4.74) $(4.48) Total Company $(2.78) $(1.51) $ (1.93) $(2.47) $(3.03) Realized oil price before hedges U.S. $31.63 $28.48 $29.10 $29.17 $32.72 Canada $31.81 $25.09 $28.97 $30.74 $35.00 South Africa - - - $31.04 $31.81 Tunisia - - $26.94 $28.13 $32.57 Argentina $28.67 $24.07 $26.10 $26.44 $30.67 Total Company $30.92 $27.40 $28.27 $28.71 $32.12 Impact of oil hedges per Bbl $(5.10) $(3.15) $(2.92) $(2.11) $(3.81) Realized oil price after hedges Total Company $25.82 $24.25 $25.35 $26.60 $28.31 (1) South Africa and Tunisia oil differentials will fluctuate due to the oil being sold periodically such that the price received is dependent upon the date the oil is sold. (2) Argentina oil differentials will fluctuate due to Tierra Del Fuego and exported Neuquen oil being sold periodically (i.e. every 30-45 days) such that the price received is dependent upon the date the oil is sold.

(Millions) Three Months Ended March 31, 2004 U.S. Argentina Tunisia Total Current Taxes $ (1,003) $ (2,296) $ (3,758) $ (7,057) Deferred Taxes (35,508) (409) 3,197 (32,720) Tax Provision $(36,511) $ (2,705) $ (561) $(39,777) 2004 Estimated Cash Taxes* $15 - $25 Income Taxes * Pioneer has net operating losses in the U.S. and certain foreign locations, excluding Argentina and Tunisia. Consequently, for federal tax purposes, the Company will only be subject to alternative minimum tax in the U.S. at an effective rate of 2% and minimal federal taxes in other foreign locations, if any. Pioneer will continue to be subject to taxes in Argentina and Tunisia and to state and local taxes in each jurisdiction.

The proposed merger will be submitted to each of Pioneer's and Evergreen's stockholders for their consideration, and Pioneer will file with the SEC a registration statement containing the joint proxy statement-prospectus to be used by Pioneer to solicit approval of its stockholders to issue additional stock in the merger and to be used by Evergreen to solicit the approval of its stockholders for the proposed merger. Pioneer will also file other documents concerning the proposed merger. You are urged to read the registration statement and the joint proxy statement-prospectus regarding the proposed merger when they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the joint proxy statement-prospectus including the registration statement, as well as other filings containing information about Pioneer at the SEC's Internet Site (http://www.sec.gov). Copies of the joint proxy statement-prospectus can also be obtained without charge, by directing a request to: Susan Spratlen; 5205 N. O'Connor Blvd, Suite 900, Irving, Texas 75039; 972-969-3583 Pioneer and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Pioneer in connection with the proposed merger. Evergreen and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Evergreen in connection with the proposed merger. Additional information regarding the interests of those participants may be obtained by reading the joint proxy statement- prospectus regarding the proposed merger when it becomes available.